October 9, 2018

Alan Lane
Chief Executive Officer
Silvergate Capital Corp
4250 Executive Square, Suite 3000
La Jolla, CA 92037

       Re: Silvergate Capital Corp
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted September 25, 2018
           CIK No. 0001312109

Dear Mr. Lane:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Digital Currency Initiative, page 93

1. We note your revised disclosure on page 94 that SEN participants may make transfers to another SEN participant with which a counterparty relationship has been established.
       Please revise to describe a counterparty relationship and explain how they are established.
 Alan Lane
Silvergate Capital Corp
October 9, 2018
Page 2
Business
Our Growth Strategy, page 103

2. We note you have added disclosure on page 104 about stablecoin transactions. Please revise to clarify your activities regarding stablecoins. For example, please explain what you mean by the statement that you are "focused" on the stablecoins you describe. Please also clarify whether fiat currency held for customers that may be used to exchange for stablecoins is treated any differently than other fiat currency held by depositors. Please also indicate whether you have any direct involvement with stablecoin pricing, transactions or exchanges.
       You may contact Ben Phippen at 202-551-3697 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameAlan Lane                                   Sincerely,
Comapany NameSilvergate Capital Corp
                                                              Division of
Corporation Finance
October 9, 2018 Page 2                                        Office of
Financial Services
FirstName LastName